David L. Ficksman• (310) 789-1290 • dmiller@troygould.com	File No.

November 24, 2014

VIA EDGAR AND FEDERAL EXPRESS

Justin Dobie
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Earth Gen-Biofuel Inc.

Amendment No. 1 to Registration Statement on Form 10
Filed October 1, 2014
File No. 000-55263

Dear Mr. Dobie:

We are submitting this letter on behalf of Earth Gen-Biofuel Inc., a Nevada corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 28, 2014 relating to the Company’s Amendment No. 1 to the Registration Statement on Form 10 (Registration No. 000-55263 filed with the Commission on October 1, 2014 (the “Registration Statement”)). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery two copies of Amendment No. 2 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.          We advise you that your registration statement automatically became effective on October 13, 2014, 60 days after the initial August 14, 2014 filing date. Upon effectiveness, you became subject to the reporting requirements of the Securities Exchange Act of 1934, even though our review of your filing is ongoing. Please confirm your understanding.

Justin Dobie

November 24, 2014

Company Response

The Company confirms its understanding that as of October 13, 2014, the Company became subject to the reporting requirements of the Securities Exchange Act of 1934, even though the Staff’s review of the Registration Statement and subsequent amendments are ongoing.

2.          We note your reference to the Private Securities Litigation Reform Act of 1995 on page 24. Since the PSLRA, by its terms, does not apply to companies that issue penny stock, please delete the reference to the PSLRA in your next amendment and refrain from referring to it in future filings. See Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

Company Response

The Company’s disclosure on page 26 of Amendment No. 2 relating to forward-looking statements has been updated removing the reference to the PSLRA.

Business, page 1

Background of Earth Gen, page 2

3.          We note that you began harvesting your first crop in September. To the extent known, please update the disclosure to describe the results of the first growing season.

Company Response

The Company has provided additional disclosure on page 2 of Amendment No. 2 relating to the September 2014 harvest and expected results of the first growing season harvest cycle.

Rescission of Reverse Merger, page 3

4.          Please refer to your disclosure in the last paragraph of this section. Please clarify how many shares of Earth Gen common stock have been issued to the holders of the Exchange Shares and the Additional Shares in connection with the rescission agreement. Please also clarify how long such shareholders have to become parties to the rescission agreement and how many additional shares may be issued in the future in connection with the rescission.

Justin Dobie

November 24, 2014

Company Response

The Rescission Agreement offer was terminated on October 10, 2014. There are no future Earth Gen common stock shares to be issued as a result of the Rescission Agreement. In the aggregate, Earth Gen has issued a total of 50,645,600 post reverse-split Earth Gen common stock shares to holders of Exchange Shares and 7,030,400 Additional Shares to post-Exchange shareholders who invested directly in Earth Gen after the closing of the Exchange. One Shareholder owning 7,560,000 Exchange Shares did not become a party to the Rescission Agreement and will retain his EarthBlock common stock shares with no equity interest in Earth Gen. Additionally, 5,458,800 Exchange Shares could not participate in the Rescission offer because the shares were canceled, sold or exchanged in lieu of the rescission. No additional Earth Gen common stock shares will be issued as a result of the rescission of the Exchange. For purposes of clarity, the Company has updated disclosures relating to the Rescission Agreement have been updated to reflect post-reverse split share numbers to be consistent with other sections of the Registration Statement.

In response to the Staff’s comment, the Company has also provided additional disclosure on page 4 of Amendment No. 2 clarifying the total number of shares issued as Exchange Shares and Additional Shares.

The Seed Oil Industry, page 4

5.          We note that you have relied on reports and publications from third-party sources for data, such as the United Nations Food and Agriculture Report (p. 4), the American Soybean Association (p. 5), the periodical “Water” (p. 5), and the Comprehensive Castor Oil Report (p. 5) in this section and elsewhere in your registration statement. Please provide us with the relevant portions of the materials you cite.

Company Response

The Company has updated its references to reports and publications from third-parties in Amendment No. 2. Attached hereto, the Company has provided the following documents supporting citations made in Amendment No. 2:

•	Irrigation of Castor Bean (Ricinus communis L.) and Sunflower (Helianthus annus L.) Plant Species with Municipal Wastewater Effluent: Impacts on Soil Properties and Seed Yield by Michalis K. Chatzakis, et al., Water, 2011, 2, 111-2-1127;

Justin Dobie

November 24, 2014

•	Comprehensive Castor Oil Report, A report on castor oil & castor oil derivatives, CastorOil.in (updated 2010);

•	Source data as provided by the Food and Agricultural Organization of the United Nations Statistic Division supporting the 2012 Castor Bean Production table on page 6 of the Amendment.

6.          Please provide support for your statement that “Castor bean…is considered to be one of the most promising non-edible oil crops due to its high potential for annual seed production and its tolerance to diverse environmental conditions….”

Company Response

The Company has qualified the statement referenced in the Staff’s Comment 6 on page 5 of Amendment No. 2 to now include “Management believes that castor bean…is considered to be one of the most promising non-edible oil crops….” Additionally, attached hereto the Company has provided the following document in support of castor bean potential as a non-edible oil crop: Comprehensive Castor Oil Report, A report on castor oil & castor oil derivatives, CastorOil.in (updated 2010).

7.          Refer to your disclosure that “Management of Earth Gen believes that a national policy of China is to strengthen its economic ties with members of ASEAN countries. India is not an ASEAN member. This gives castor beans from Vietnam, Laos and Cambodia purchased by China a price advantage based on waiver of import tariffs and lower transportation costs.” Balance this disclosure by including a discussion of any factors that could increase the cost of producing castor beans in Vietnam, Laos or Cambodia, and explain the basis for management’s belief that China has a national policy geared towards strengthening economic ties with these countries and not India.

Company Response

The Company has provided an updated disclosure starting on page 6 of Amendment No. 2 further clarifying China’s relationship with ASEAN countries and its beneficial policies and trade agreements with the ASEAN country group. The Company has also provided additional disclosures relating to possible factors that may increase the cost of producing castor beans in Vietnam and Laos. Reference to Cambodia has been removed as the Company has no immediate plans to begin operating in Cambodia.

Justin Dobie

November 24, 2014

Business Operations, page 7

8.          The form of agreement governing Earth Gen’s relationships with its growers in Laos and Vietnam, which you have filed as Exhibit 10.1, does not appear to contain all of the information that is required to be filed. Please file the executed versions of any agreements that the company currently has with growers, including all of the pertinent information, such as the number of hectares under cultivation, the price, and the parties to the agreement. Otherwise, please include a schedule identifying the material details for each contract that are omitted from the form agreement as required by Instruction 2 to Item 601 of Regulation S-K.

Company Response

The Company currently has three executed agreements with growers in Laos using the form agreement as previously filed as Exhibit 10.1. The company has provided a reference to the agreements on page 7 of Amendment No. 2 and additional disclosure on page 12 of the Amendment No. 2 which includes details for each contract that are omitted from the form agreement as required by Instruction 2 to Item 601 of Regulation S-K.

9.          Expand your disclosure to include a discussion of which parties are responsible for purchasing seed and paying sowing costs, which party bears the risk of crop loss over the lifespan of the crop, and who pays the shipping costs and how the seeds will be shipped to end users.

Company Response

The Company has provided additional disclosures on page 10 of Amendment No. 2 clarifying which parties are responsible for purchasing seeds and paying sowing costs, which party bears the risk of crop loss over the lifespan of the crop, and who pays the shipping costs and how the seeds will be shipped to end users.

10.         If either the company or the growers have purchased insurance for the crop that is awaiting harvest, please disclose the terms and the amount of the insurance. If the crop is not insured, state that in your disclosure. Also, please disclose what the company’s policy will be with respect to purchasing insurance on future crops.

Company Response

Earth Gen does not require farmers to have crop insurance and the farmer bears normal farming risks of having no or a reduced harvest. The Company does not intend to purchase insurance on future crops. The Company has provide additional disclosure on page 10 of Amendment No. 2.

11.         Please disclose whether you have obtained central or regional storage facilities and if so, on what terms. Please also disclose whether you have executed any purchase agreements or orders with the “large chemical processing plants in China” or any other customers.

Justin Dobie

November 24, 2014

Company Response

The Company has established a warehouse facility on a property surrounding Earth Gen Laos office at Phonsavan Sai Street, Xieng Khouang, Bpek District, Laos. The facility has a 100 ton capacity. Disclosures related to the warehouse facility have been added to page 10 of Amendment No. 2. The Company has also provided additional disclosure on page 12 of Amendment No. 2 relating to a certain output purchase contract between the Company and Zibo Broadbond International Trade Co Ltd dated January 25, 2014, a copy of which is filed as Exhibit 10.4.

Earth Gen-Biofuel’s Southeast Asia Operations, page 10

12.         Quantify the costs associated with the start-up support the company will provide to farmers. Identify the source of these funds.

Company Response

The Company has provided additional disclosure starting on page 10 of Amendment No. 2 relating to start-up support supplied by the Company and the source of such start-up funding.

13.         Please revise your disclosure to discuss the expected mix of the three types of agreements envisioned for the business. Explain any differences in expected costs and payments for each type of agreement, and the reasons for using different terms with different growers. Please also disclose whether the lease agreements you discuss on page 33 represent one of these types of agreements or otherwise describe how these leasing arrangements fit within your Southeast Asia operating plan.

Company Response

The Company has provided additional disclosure on page 10 of Amendment No. 2 relating to the expected costs and payments for the different type of lease agreement as well as the reasons for using the different lease agreements with different growers.

The Company has also provided additional disclosure on page 33 of Amendment No. 2 describing the lease agreements as one of the Company’s three primary agreement types and how such leases fall within the Company’s Southeast Asia operating plan.

Justin Dobie

November 24, 2014

14.         Please quantify the number of sites that currently exist in Vietnam.

Company Response

At this time the Company has no active farm operations in Vietnam.  Initially the Company entered into a joint venture to plant and grow castor beans in Vietnam under the direction and protocol set up by Earth Gen with labor and cultivation to be provided by Vietnamese partners utilizing local farmers, supervisors and labor.  However, during the operations first cultivation cycle the Company’s Vietnamese partners failed to follow Earth Gen protocols and in November 2013, Earth Gen determined the quality and quantity of castor beans on these farms had minimal economic value. As a result, the Company has suspended its farming operations in Vietnam and is now seeking to develop other farming relationships in Vietnam based on the Company’s operating model in Laos. The Company has modified its disclosures on page 12 of Amendment No. 2 clarifying the Company’s current inactivity and the lack of farming operations in Vietnam.

15.         Please file the March 15, 2013 Joint Venture Agreement as an exhibit, or tell us why you do not believe it is material.

Company Response

The Joint Venture Agreement between the Company and Viet Communication, a Vietnam corporation located in Hanoi, Vietnam, was terminated in November 2013. The Agreement has no material effect on the Company’s operation or financial condition.

16.         Expand your disclosure to include a discussion of any formal relationships that the company has entered into with Zibo Academy for the purchase of seeds or the provision of agricultural engineers. If there are no such agreements in place, amend your disclosure accordingly.

Company Response

The Company has provided additional disclosures on Page 13 of Amendment No. 2 relating to the lack of formal written agreements with Zibo Academy for the supply of castor bean seeds and agriculture engineers.

17.         Please expand your disclosure to include a discussion of the sources and availability of raw materials (castor bean seeds) and disclose the names of the principal suppliers in addition to Zibo. Refer to Item 101(h)(4)(v) of Regulation S-K.

Justin Dobie

November 24, 2014

Company Response

The Company has provide additional disclosures under the heading “Availability of Castor Bean Seeds and Equipment” on page 13 of Amendment No. 2 relating to the availability of caster bean seeds, its relationship with Zibo and other available sources of seeds.

Government Regulation, page 13

18.         We note that you include four risk factors addressing the risk of government regulation. Please revise the Government Regulation section in your Business section disclosure to more closely track the requirements of Item 101(h)(4)(ix) of Regulation S-K. Provide a description of the applicable regulations in the countries in which you are doing business or plan to do business, and describe the effect of those regulations on your business.

Company Response

The Company has provided additional disclosures starting on page 15 of Amendment No. 2 relating compliance with existing or probable government regulations in Laos and Vietnam that may affect the Company’s business.

Risk Factors, page 13

19.         If material, please add a risk factor that discusses the risk of an unexpected increase in transportation costs, or the possible lack of available transportation.

Company Response

The Company has included on page 18 of Amendment No. 2 an additional risk factor relating to the cost and availability of transportation.

Collecting and Processing the castor bean harvest may present logistical problems, page 16

20.         Revise this risk factor to clearly state the risk involved. It is not clear whether the risk you present is the cost and availability of transportation, or the possible difficulty of creating or obtaining adequate warehouse space.

Justin Dobie

November 24, 2014

Company Response

The Company has revised the risk factor relating to the castor bean harvest on page 18 of Amendment No. 2 to clarify the risk as relating to the availability of warehouse space and delivery frequency related transportation costs. Additional transportation risks are disclosed as set forth in the Company’s response to the Staff’s Comment 19 above.

We rely on third-party contracts, page 18

21.         Please disclose the risk associated with having only one supplier of seeds separately from the more general risk of relying on third party contracts.

Company Response

The third party contract risk factor has been modified and an additional risk factor relating specifically to the Company’s reliance on Zibo Academy for its supply of hybrid seeds has been added on page 20 of Amendment No. 2.

We will incur increased costs…adverse impact on our profitability, page 19

22.         To the extent practicable, please quantify the projected costs of being a public company.

Company Response

The Company has modified the risk factor relating to the costs of a public company on Page 21 of Amendment No. 2 to provide reasonable estimates relating to the costs of becoming a public company.

Anti-takeover provisions may impede the acquisition of Earth Gen, page 22

23.         Expand this risk factor to mention that the company’s blank check preferred stock may also impede a takeover through a non-negotiated transaction.

Company Response

The Company has modified the risk factor relating to anti-takeover provisions on Page 24 of Amendment No. 2 to provide reference to the Company’s authorized blank check preferred shares and their possible effect on hostile or non-negotiated takeovers of the Company.

Justin Dobie

November 24, 2014

Liquidity and Capital Resources, page 30

24.         We note your discussion on page 31 of the capital needs of the company for the next 12 months. Please disclose whether your existing cash, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations during that period. If not, please disclose how long you expect your current capital will last and how much additional capital you will need.

Company Response

The Company has provided additional disclosures on page 33 of Amendment No. 2 relating to the Company’s liquidity and sufficiency of present funds to sustain its operations, anticipated capital expenditures and debt repayment obligations during that period.

Certain Relationships and Related Transactions, and Director Independence, page 35

25.         Please tell us why you believe your office lease with and service fees payable to your CEO do not constitute related party transactions within the meaning of Item 404 of Regulation S-K. Otherwise, please revise your disclosure in this section accordingly.

Company Response

The Company has provided additional disclosures in Item 7 under the heading “Transactions with Related Persons” on page 38 of Amendment No. 2 pertaining to its office lease paid to the Company’s CEO in accordance with Item 404(d) of Regulation S-K. The Company’s disclosures relating to Mr. Shen’s outstanding services fees have been updated to clarify that such fees are accrued but unpaid wages earned by Mr. Shen as payment for his services as CEO of the Company. Pursuant to the Instructions to Item 404(a) of Regulation S-K, Section 5.a, such fees are not disclosed as a related party transaction because disclosure of a transaction involving an executive officer solely related to his employment relationship need not be disclosed if such information is reported to under Item 402.

Recent Sales of Unregistered Securities, page 36

26.         Please revise this section to include all of the information required by Item 701 of Regulation S-K for each sale of unregistered securities during the past three years, including the private placements referenced on pages 28 and 30 of your document and in the Notes to the Financial Statements.

Justin Dobie

November 24, 2014

Company Response

The Company has provided additional disclosures under the heading “Recent Sales of Unregistered Securities” starting on page 39 of Amendment No. 2 in accordance with Item 701 of Regulation S-K.

27.         Please file the written compensatory plans entered into with employees of the company as material contracts. See Item 601(b)(10)(iii) of Regulation S-K.

Company Response

The Company currently has no written employment agreements or compensatory plans.

This will acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please feel free to contact me at (310) 789-1290.

Very truly yours,

David Ficksman

Enclosures

cc: George Shen